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                                                                    Exhibit 9(h)

                                 SERVICE PLAN
                       FOR INSTITUTIONAL SERVICES SHARES

   WHEREAS, PFAMCo Funds (the "Trust") is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the "Act");

   WHEREAS, the Trust issues shares of beneficial interest ("shares") in separate series ("Portfolios"), with each Portfolio representing interests in a separate portfolio of securities and other assets;

   WHEREAS, the Trust is authorized to issue shares of the Portfolios in separate classes of shares, one of which is designated Institutional Services Shares;

   WHEREAS, Pacific Financial Asset Management Corporation ("PFAMCo") serves as Administrator to the Fund pursuant to an Administration Agreement;

   WHEREAS, certain shareholders of the Trust may require administrative, recordkeeping, and other services that are in addition to services required by other shareholders, and the provision of such services to shareholders requiring these services may benefit such shareholders and facilitate their ability to invest in the Fund's Portfolios;

   WHEREAS, issuance and shares of the Portfolios in a class subject to a fee for the Fund's cost of providing administrative, recordkeeping, and shareholder services would allocate the Fund's expense of rendering such services to the shareholders who receive such additional services;

   WHEREAS, pursuant to a Class Addendum to the Administration Agreement with PFAMCo will ask the Trust to enter into that PFAMCo simultaneously with the initial consideration of this Plan, PFAMCo will agree to provide or procure such services for the class of Institutional Services Shares as PFAMCo determines are reasonably required by shareholders of the Institutional Services Shares;

   WHEREAS, PFAMCo may enter into one or more agreements with banks, broker-dealers, consultants, administrators, and other financial organizations ("Service Providers") pursuant to which PFAMCo would engage the Services Providers to provide some or all of the services described herein; and

   WHEREAS, prior to issuing shares of the Portfolios in separate classes, the Fund will obtain an exemptive order from the Securities and Exchange Commission granting exemptions from the Act to the extent necessary to permit the issuance of shares in different classes, and a condition to the exemptive order is that any shares described in the application for such exemption ("Application") as Administrative Services Shares will render services in accordance with the procedures set forth in paragraphs (b) through (f) of Rule 12b-1 under the Act; and
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   WHEREAS, the class of Institutional Services Shares is a class that meets the description in the Application of Administrative Services Shares.

   NOW, THERFORE, the Trust hereby adopts this Service Plan with respect to its Institutional Services Shares, on the following terms and conditions:

   1. This Plan shall be administered in accordance with the procedures set forth in paragraphs (b) through (f) of Rule 12b-1 under the Act, as if the Plan were subject to Rule 12b-1, except for the provisions of such paragraphs that relate to shareholder voting rights.

   2. The Trust shall pay to PFAMCo, as Administrator, a service fee at an annual rate equal to 0.25% of the average daily value of the net assets attributable to the Institutional Services Shares. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Trustees shall determine or as shall be contractually agreed upon.

   3. The amount set forth in paragraph 2 of this Plan may be used by PFAMCo for the expenses of rendering services directly or paying Service Providers for providing some or all of the services described herein to the shareholders of the Institutional Services Shares. Such services are limited to some or all of the following services: receiving, aggregating, and processing shareholder orders; furnishing shareholder sub-accounting; providing and maintaining elective shareholder services such as check writing and wire transfer services; providing and maintaining pre-authorized investment plans; communicating periodically with shareholders; acting as the sole shareholder of record and nominee for shareholders; maintaining account records for shareholders; answering questions and handling correspondence from shareholders about their accounts; issuing confirmations for transactions by shareholders; and performing similar account administrative services.

   4. This Plan shall take effect until it, together with any related agreements, which shall include the Class Addendum, have been approved by votes of a majority of both (a) the Trustees of the Trust and (b) those Trustees of the Trust who are not "interested persons" of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Independent Trustees"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

   5. After approval as set forth in paragraph 4, this Plan shall take effect. The Plan shall continue in full force and effect as to the Institutional Services Shares for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 4.

   6. PFAMCo shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the
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amounts so expended and the purposes for which such expenditures were made.

   7. This Plan may be terminated as to the Trust at any time, without payment of any penalty, by vote of the Trustees of the Trust, or by vote of a majority of the Independent Trustees. However, after termination of the Plan, PFAMCo would be entitled to receive payment, at the annual rate of .25% of the value of the average daily net assets attributable to the Institutional Services Shares as compensation for its services which had been earned at any time during which the Plan was in effect and not reimbursed.

   8. No material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in paragraph 4 hereof.

   9. While this Plan is in effect, the selection and nomination of Trustees who are not "interested persons" (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

   10. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.